The right choice for the long term®
Endowments: Growth and Income PortfolioSM
Growth-and-income
Quarterly fund summary — September 30, 2006 — Share Class A
Figures shown are past results and are not predictive of results in future periods. Current and future results may be lower or higher than those shown. Share price and return will vary, so investors may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. Results shown are at net asset value, after all fund operating and management expenses have been deducted. For current information and month-end results, visit americanfunds.com/endowments.

This summary must be preceded or accompanied by a current prospectus for Endowments: Growth and Income Portfolio. Unless otherwise indicated, all information is as of September 30, 2006.

Fund information
Under CRMC management since: July 26, 1975
Objective: Seeks to provide long-term growth of capital, with income and preservation of capital as secondary objectives.
Distinguishing characteristics: Designed to help meet the investment needs of educational, charitable and other nonprofit organizations. The fund’s investments will be in keeping with the standards generally considered prudent by fiduciaries and trustees of such organizations.
Types of investments: Primarily common stocks and securities convertible into common stocks. May also hold preferred stocks, bonds, U.S. government securities and cash.
Non–U.S. holdings: May invest up to 10% of assets in securities of issuers based outside the United States.
Portfolio restrictions: No single industry may represent more than 25% of assets. Fixed-income securities must be rated A or better at the time of purchase.

Fund characteristics (for fiscal years)
As of July 31	2006	2005	2004	2003	2002
Fund assets (in millions)	$104	$106	$90	$76	$63
Ratio of net investment income to average net assets	1.6%	1.6%	1.4%	1.9%	1.8%
Portfolio turnover	25%	31%	32%	29%	50%

Asset mix
Equities	Bonds	Cash & equivalents	Total assets
86.4%	—	13.6%	$106 million

Expense ratio[1]
Growth and Income Portfolio	0.66%

Yield (at MOP)
Annualized 30-day SEC yield (net)	1.75%[2]
Annualized 30-day SEC yield (gross)	1.70%[3]

Largest equity holdings
(percent of net assets; holdings are subject to change)
Microsoft	4.8%
Wal-Mart Stores	3.4
ExxonMobil	3.2
Altria Group	2.5
Oracle	2.4
Intel	2.4
Chevron	2.1
Medtronic	2.1
Target	2.1
Royal Dutch Shell	2.1

Largest industry holdings
(percent of net assets; holdings are subject to change)
Oil, gas & consumable fuels	8.2%
Pharmaceuticals	7.9
Software	7.2
Insurance	4.6
Commercial banks	4.4

Number of issuers
(as of fund's fiscal year-end)
Total issuers	80

Portfolio counselors[4]
(years with CRMC or affiliates)
Hilda L. Applbaum	12
Gregory D. Johnson	13
Robert G. O’Donnell	31

Investment adviser
Since 1931, Capital Research and Management Company, investment adviser to the 29 American Funds and Endowments, has managed with a long-term focus based on thorough research and attention to risk.

Page 1 of 2
This material is for financial advisers and institutional clients only.

Investment results assume all distributions are reinvested and reflect all applicable fees and fund expenses. The fund’s investment adviser is waiving a portion of its management fees. Results shown reflect the waiver, without which they would have been lower. Please see the fund’s most recent shareholder report for details. Portfolio holdings statistics are preliminary and are subject to change after the publication date. Please visit americanfunds.com/endowments for the most current portfolio holdings information.

1The fund's expenses are as of its most recent fiscal year-end. The fund's investment adviser is waiving a portion of its management fees. The expense ratio shown reflects the waiver, without which it would have been higher.
  Please see the fund's most recent shareholder report for details.
2Yield with fee waivers and/or expense reimbursements.
3Yield without fee waivers and/or expense reimbursements.
4As disclosed in the current prospectus dated October 1, 2006.

The right choice for the long term®
Endowments: Growth and Income PortfolioSM
Growth-and-income
Quarterly fund attribution — September 30, 2006 — Share Class A
This attribution must be preceded or accompanied by a current prospectus for Endowments: Growth and Income Portfolio. Unless otherwise indicated, all information is as of September 30, 2006. If used after December 31, 2006, this must be accompanied by the latest American Funds quarterly statistical update.

Figures shown are past results and are not predictive of results in future periods. Current and future results may be lower or higher than those shown. Share price and return will vary, so investors may lose money. Results shown are at net asset value, after all fund operating and management expenses have been deducted. For current information and month-end results, visit americanfunds.com/endowments.

				Average annual total returns
Total returns — Share Class A1	3Q06	YTD	1 year	3 years	5 years	10 years
Endowments: Growth and Income Portfolio	5.35%	8.05%	10.32%	10.49%	8.44%	10.09%
S&P 500 Index	5.66%	8.52%	10.78%	12.29%	6.97%	8.58%
Lipper Growth & Income Funds Index	4.18%	8.44%	11.00%	13.32%	8.20%	8.13%

Third-quarter investment results analysis
Market review
A confluence of positive economic factors added support to equity markets during the quarter. U.S. stocks rallied on the news, pushing Standard & Poor’s 500 Composite Index to its best third quarter since 1997. The 5.7% return for the S&P 500 led most indexes, although the Dow Jones Industrial AverageSM returned 5.3% and finished the quarter near its all-time high of 11722.98, set on January 14, 2000. Early in the quarter, a report on GDP growth showed the economy had slowed to a healthier level, giving the Federal Reserve reason to leave interest rates unchanged at both rate-setting meetings. This was the Fed’s first pause (a move cheered by investors) in a tightening campaign that began in 2004 and produced 17 consecutive rate hikes. Weaker inflation figures also propped up stocks as oil and materials prices dropped on concerns over declining demand for commodities. Oil prices fell 15% in the quarter from $74 a barrel to $63 at quarter-end. Energy and materials stocks suffered in this environment, while health care, telecommunications and technology stocks led the market. Large-cap stocks have also taken leadership, outpacing small and mid-sized companies for the period.

Fund results
Endowments: Growth and Income Portfolio posted a total return of 5.4% for the quarter ended September 30, 2006. In comparison, the S&P 500 gained 5.7%, while the fund’s peer group, the Lipper Growth & Income Funds Index, gained 4.2% for the quarter.

What helped
Despite an overall drop in much of the energy sector, the fund’s holdings in oil, gas and consumable fuels posted good results for the period. Holdings in software and aerospace and defense also had strong positive results for the fund.

What hurt
Although the fund’s largest industry holding, pharmaceuticals, posted good results for the quarter, the relative results for the fund trailed the benchmark slightly. The fund’s results were also held back by machinery holdings and metals and mining issues.

A long-term perspective
Looking forward, the U.S. economy appears reasonably solid, and corporate earnings remain healthy. There are other factors, however, that could add uncertainty to the stock market in the months ahead, factors that include the effects of a flat yield curve on spending and investments, the impact of high energy prices on the consumer and corporate profit margins, and the influence of potentially negative geopolitical events around the world. The fund manages the unpredictable nature of the stock market by maintaining a long-term perspective, choosing companies we believe will thrive over time and holding them for many years.

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Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity.

1Investment results assume all distributions are reinvested and reflect all applicable fees and fund expenses. Indexes shown are unmanaged and include reinvested dividends but do not reflect sales charges, commisions or expenses.
  The fund’s investment adviser is waiving a portion of its management fees. Results shown reflect the waiver, without which they would have been lower. Please see the fund’s most recent shareholder report for details.

Lit. No. MFGESS-004-1006O CGD/9443-S6737 ©2006 American Funds Distributors, Inc.

The right choice for the long term®
Endowments: Bond PortfolioSM
Bond
Quarterly fund summary — September 30, 2006 — Share Class A
Figures shown are past results and are not predictive of results in future periods. Current and future results may be lower or higher than those shown. Share price and return will vary, so investors may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. Results shown are at net asset value, after all fund operating and management expenses have been deducted. For current information and month-end results, visit americanfunds.com/endowments.

This summary must be preceded or accompanied by a current prospectus for Endowments: Bond Portfolio. Unless otherwise indicated, all information is as of September 30, 2006.

Fund information
Under CRMC management since: July 26, 1975
Objective: Seeks to provide as high a level of current income as is consistent with the preservation of capital.
Distinguishing characteristics: Designed to help meet the investment needs of educational, charitable and other nonprofit organizations. The fund’s investments will be in keeping with the standards generally considered prudent by fiduciaries and trustees of such organizations.
Types of investments: Investment-grade fixed-income securities including U.S. government obligations, corporate debt securities, mortgage-and asset-backed issues and cash.
Non–U.S. holdings: May invest up to 20% of assets in securities of issuers based outside the United States and Canada.
Portfolio restrictions: Normally, at least 80% of assets will be invested in bonds. Fixed-income securities must be investment grade (rated Baa/BBB or better) at the time of purchase. The fund will not acquire common stocks except through the exercise of conversion or stock purchase rights.
Maturity: Typically, the fund will be invested in intermediate- to long-term securities.

Fund characteristics (for fiscal years)
As of July 31	2006	2005	2004	2003	2002
Fund assets (in millions)	$60	$65	$59	$59	$50
Ratio of net investment
income to average net assets	5.0%	4.6%	4.9%	5.4%	6.1%
Portfolio turnover	62%	51%	36%	25%	70%

Asset mix
Bonds	Cash & equivalents	Total assets
94.6%	5.4%	$61 million

Expense ratio[1]
Bond Portfolio	0.74%

Yield (at MOP)
Annualized 30-day SEC yield (net)	5.08%[2]
Annualized 30-day SEC yield (gross)	5.03%[3]

Portfolio summary
(percent of net assets; holdings are subject to change)
U.S. corporate bonds	37.1%
Mortgage-backed securities	20.4
Non–U.S. bonds	17.7
U.S. Treasury securities	12.2
Asset-backed obligations	4.5
Federal agency obligations, non-mortgage	1.5
Municipal securities	1.2
Cash & equivalents	5.4

Portfolio counselors[4]
(years with CRMC or affiliates)
Abner D. Goldstine	39
John H. Smet	23

Quality summary
(percent of net assets; holdings are subject to change) Bonds rated A or better, U.S. government securities, and cash and equivalents:
U.S. government obligations[5]	13.9%
Federal agencies	5.7
AAA	17.0
AA	4.8
A	23.0
Cash & equivalents	4.9
69.3%
BBB	25.0%
BB	5.1
B	0.6
30.7%
Average life (years)	5.8
Average duration (years)	4.1
(Unlike average maturity, average life includes the impact of callable bonds.)

Investment adviser[4]
Since 1931, Capital Research and Management Company, investment adviser to the 29 American Funds and Endowments, has managed with a long-term focus based on thorough research and attention to risk.

Page 1 of 2
This material is for financial advisers and institutional clients only.

Investment results assume all distributions are reinvested and reflect all applicable fees and fund expenses. The fund’s investment adviser is waiving a portion of its management fees. Results shown reflect the waiver, without which they would have been lower. Please see the fund’s most recent shareholder report for details. Portfolio holdings statistics are preliminary and are subject to change after the publication date. Please visit americanfunds.com/endowments for the most current portfolio holdings information.

1The fund’s expenses are as of its most recent fiscal year-end. The fund’s investment adviser is waiving a portion of its management fees. The expense ratio shown reflects the waiver, without which it would have been higher.
  Please see the fund’s most recent shareholder report for details.
2Yield with fee waivers and/or expense reimbursements.
3Yield without fee waivers and/or expense reimbursements.
4As disclosed in the current prospectus dated October 1, 2006.
5Guaranteed by the full faith and credit of the U.S. government.

The right choice for the long term®
Endowments: Bond PortfolioSM
Bond
Quarterly fund attribution — September 30, 2006 — Share Class A
This attribution must be preceded or accompanied by a current prospectus for Endowments: Bond Portfolio. Unless otherwise indicated, all information is as of September 30, 2006. If used after December 31, 2006, this must be accompanied by the latest American Funds quarterly statistical update.

Figures shown are past results and are not predictive of results in future periods. Current and future results may be lower or higher than those shown. Share price and return will vary, so investors may lose money. Results shown are at net asset value, after all fund operating and management expenses have been deducted. For current information and month-end results, visit americanfunds.com/endowments.

				Average annual total returns
Total returns — Share Class A1	3Q06	YTD	1 year	3 years	5 years	10 years
Endowments: Bond Portfolio	3.46%	3.46%	4.06%	3.91%	5.56%	6.39%
Lehman Brothers Aggregate Bond Index	3.81%	3.06%	3.67%	3.38%	4.81%	6.42%
Lipper Corporate Debt A-Rated Bond Funds Average	3.61%	2.61%	3.03%	3.12%	4.57%	5.83%

Third-quarter investment results analysis
Market review
In the second quarter, U.S. GDP growth slowed and the Federal Reserve left the federal funds target rate unchanged at 5.25% in August and September helping bond yields rally nearly 50 basis points. In this environment, corporate bonds outpaced comparable-duration Treasuries. Non–U.S. bonds lagged due to continued inflationary pressure in Europe and Japan. Yields for 30-year Treasuries fell 43 basis points to close the quarter at 4.76%; 10-year Treasury yields fell 51 basis points over the quarter to close at 4.63%; and 2-year Treasuries fell 48 basis points to finish the quarter at 4.68%. On a total return basis, longer maturity bonds did better than shorter bonds, and lower quality bonds outpaced higher grade issues.

Fund results
Endowments: Bond Portfolio posted a total return of 3.5% for the quarter ended September 30, 2006. Fund results trailed the 3.8% return for the Lehman Brothers Aggregate Bond Index and the 3.6% return for the Lipper Corporate Debt A-Rated Bond Funds Average. As of September 30, 2006, the fund’s annualized 30-day SEC yield at maximum offering price and including a fee waiver was 5.08% (5.03% without the waiver).

During the quarter, the fund’s relative results benefitted from its exposure to corporate bonds as well as mortgage- and asset-backed securities. Holdings in commercial banks, automobile and in insurance bonds were positive for the quarter. Greater exposure to lower rated investment-grade bonds also helped the funds overall returns.

The fund’s duration of 4.1 years as of quarter-end was shorter than the 4.6 years of the Lehman Brothers Aggregate Bond Index. The portfolio was broadly diversified: 37.1% was held in U.S. corporate bonds, 24.9% in mortgage- and asset-backed securities, 13.7% in U.S. government and agency securities and 17.7% in non–U.S. bonds. Below-investment-grade bonds constituted 5.6% of net assets.

A long-term perspective
Endowments: Bond Portfolio has two primary objectives: high current income and preservation of capital. The latter is a paramount consideration for the fund’s portfolio counselors during this cycle of rising rates and has prompted a more defensive investment posture on our part.

Rather than shifting assets among sectors, portfolio counselors look for investment opportunities in all sectors of the bond market, guided by the highest convictions of the fund’s research analysts. Each security that is selected for the portfolio is carefully evaluated not only for the income it provides, but also for its ability to retain value under rising rate conditions.

Page 2 of 2
Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. The return of principal for bond holdings in the fund is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying bond holdings. Investing outside the United States involves additional risks, such as currency fluctuations, political instability, differing securities regulations and periods of illiquidity, as more fully described in the prospectus.

1Investment results assume all distributions are reinvested and reflect all applicable fees and fund expenses.
  Index shown is unmanaged and includes reinvested dividends but does not reflect sales charges, commisions or expenses. The fund’s investment adviser is waiving a portion of its management fees. Results shown reflect the waiver, without which they would have been lower. Please see the fund’s most recent shareholder report for details.

Lit. No. MFGESS-003-1006O CGD/9443-S6736 ©2006 American Funds Distributors, Inc.